VINCO VENTURES, INC.
1 West Broad Street, Suite 1004
Bethlehem, Pennsylvania 18018

May 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vinco Ventures, Inc.
Registration Statement on Form S-1, filed April 30, 2021
File No. 333-255692

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Vinco Ventures, Inc. (the “Company”) requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 1:30 p.m. (Washington, D.C. time) on May 28, 2021, or as soon as practicable thereafter.

Please notify Steven A. Lipstein of Lucosky Brookman LLP, counsel to the Company, at (732) 395-4416 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

VINCO VENTURES, INC.

By:	/s/ Christopher B. Ferguson
Name:	Christopher B. Ferguson
Title:	Chief Executive Officer